Exhibit (a)(5)(a)

NEWS RELEASE

Contact:
Robert M. Thornton, Jr.
Chief Executive Officer
(770) 933-7004

SunLink Announces Odd Lot Offer to Purchase in Connection With Proposed Going Private Transaction

ATLANTA, Georgia, February 5, 2013, — SunLink Health Systems, Inc. (NYSE MRT: SSY) today announced that it is offering to purchase for cash all of its common shares held by holders of 99 or fewer shares of SunLink as of a January 31, 2013 record date, in a tender offer at a purchase price of $1.50 per share. The Offer price represents a premium of approximately 19% to the closing price of the Company’s common shares of $1.26 on the NYSE Amex Equities stock exchange as of the close of business on February 4, 2013. In addition to the $1.50 per share purchase price, SunLink is offering each tendering holder of 99 or fewer shares a $100 bonus upon completion of the Offer for properly executed tenders of all shares beneficially owned by such holder which are received and not withdrawn prior to the Expiration Time of the Offer. In connection with the Offer, SunLink stated that if the results of the Offer allow, it intends to deregister and delist its common shares and take the Company private.

As of January 31, 2013, SunLink had 502 shareholders of record and, of those shareholders, 235 shareholders of record held fewer than 100 shares. Based on a list of non-objecting beneficial owners, SunLink estimates that it has approximately 134 additional odd lot holders. The Company estimates its odd lot holders hold approximately 12,000 SunLink common shares or less than 1% of SunLink’s outstanding common shares. As of January 31, 2013, there were 9,446,039 SunLink common shares issued and outstanding. SunLink plans to use cash on hand to pay for shares purchased under the Offer as well as the cash bonus payments. If all the holders of 99 or fewer shares tender their shares, SunLink estimates the aggregate cost of the Offer would be approximately $199,000, including an estimated aggregate purchase price for the odd lot shares of approximately $18,000, estimated aggregate bonus payments of approximately $38,000 and estimated fees and expenses of approximately $143,000.

Tendered shares will be acquired for cash, with no interest payable. The Offer is open only to holders of 99 or fewer shares as of January 31, 2013. The Offer is not conditioned on any minimum number of total shares being tendered. The scheduled Expiration Time for the Offer is 5:00 PM, New York City time on March 12, 2013, but it can be extended at the Company’s discretion in accordance with applicable law.

The immediate goal of the tender offer is to reduce the number of record holders of the Company’s shares to fewer than 300, a required step in taking the Company private. If the tender offer fails to accomplish this objective, SunLink intends to take further actions to reduce the number of record holders of its shares to fewer than 300.

SunLink’s Board and management have determined to focus the Company’s strategic investments on enhancing SunLink’s existing hospital portfolio, including the selective disposal of underperforming and/or non-strategic hospital facilities. The Company believes all of its four remaining hospital facilities and its specialty pharmacy business are currently underperforming and currently has engaged advisors to evaluate and conduct the possible sale of two such hospital facilities. There can be no assurance any sale will occur or that, if a sale occurs, as to the terms of such sale. The Company expects to use a portion of the net proceeds from future asset sales to fund its working capital needs because its remaining hospitals and its specialty pharmacy segment are not currently providing sufficient cash flow to fund working capital. Although the Company has been able to borrow money at three of its facilities utilizing USDA Rural Development Authority guaranties, the Company does not believe it is currently able to raise significant capital, debt or equity, in the public or private markets on what it considers acceptable terms. The Company believes it is not in compliance with at least one covenant under a hospital facility based loan for the period ended December 31, 2012 and is currently discussing a modification or waiver of this noncompliance with the lender. There can, of course, be no assurance any such modification or waiver will be agreed. If the Offer to Purchase permits the Company to deregister, SunLink estimates it will eliminate substantial costs associated with being a registered public company and listed stock. In addition, as a private company, SunLink may have additional flexibility in turning around the Company’s operations and restructuring its balance sheet.

Important Additional Information for Shareholders

This communication is for informational purposes only and is not an offer to purchase SunLink common shares or a solicitation of proxies, and this communication does not constitute an offer to buy or exchange securities for any purpose. Any such offer, or solicitation of an offer, to purchase SunLink common shares shall be separately communicated in an Offer to Purchase filed with the SEC and distributed to the Company’s shareholders in accordance with applicable regulations of the SEC governing offers, and solicitations of offers, to buy or exchange securities. Reference is made to, and this communication is qualified by, the Offer to Purchase for a more complete description of the terms and relevant considerations.

The Offer to Purchase will contain important information about the SunLink Offer including complete instructions on how to tender shares. Odd lot shareholders should read carefully the Offer to Purchase, the letter of transmittal and related materials to be filed by SunLink with the SEC before they make any decision with respect to the tender offer because those documents will contain important information, including the terms and conditions of the Offer to Purchase. The Offer to Purchase and all other documents filed with the SEC in connection with the Offer will be available, as and when filed, free of charge at the SEC’s web site at www.sec.gov. In addition, the Offer to Purchase and all other documents filed with the SEC in connection with the Offer will be made available to investors free of charge by contacting American Stock Transfer and Trust Company, the information agent for the tender offer, at (877) 248-6417.

The Offer is not being made nor will any tenders of SunLink common shares be accepted from or on behalf of any holders (i) of more than ninety nine shares or (ii) in any jurisdiction in which the making of the Offer or the acceptance of any tender would not be made in compliance with laws of such jurisdiction.

SunLink Health Systems, Inc. currently operates four community hospitals and related businesses in the Southeast and Midwest, and a specialty pharmacy company in Louisiana. Each SunLink facility is the only hospital in its community. SunLink’s operating strategy is to link patients’ needs with dedicated physicians and health professionals to deliver quality, efficient medical care in each community it serves. For additional information on SunLink Health Systems, Inc., please visit the company’s website at www.sunlinkhealth.com.

This press release may contain certain statements of a forward-looking nature. The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The Company has no obligation to update such forward-looking statements. Actual results may vary significantly from these forward-looking statements.